UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-40858

XORTX THERAPEUTICS INC.

(Translation of registrant’s name into English)

3710 – 33rd Street NW

Calgary, Alberta T2L 2M1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 5.1, 10.1, and 99.1 to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-269429), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: November 30, 2023	By:	/s/ Allen Davidoff
		Name:	Allen Davidoff
		Title:	President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

5.1	Opinion of Fasken Martineau DuMoulin LLP

10.1	At the Market Offering Agreement dated November 29, 2023 between the Registrant and H.C. Wainwright & Co., LLC.

99.1	Press Release of the Registrant dated November 30, 2023 regarding the At the Market Offering